SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For
April 9, 2002
April 22, 2002

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X **Form 40-F**

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ____________________
(Signature)

Date: April 24, 2002

A. David Long
Name

General Counsel
Title (Relationship to Company)

Miramar Mining Corporation
Hope Bay Gold Corporation Inc.

April 9, 2002 — NEWS RELEASE 02-05 — MAE - TSE
MAENF–OTC Bulletin Board
HGC – TSE

Miramar Mining & Hope Bay Gold Sign Definitive Agreement to Combine Companies

- 2002 Drilling Underway at Hope Bay Project, Nunavut, Permitting Commenced -

VANCOUVER – Miramar Mining Corporation (MAE-TSE) and Hope Bay Gold Corporation Inc. (HGC-TSE) today announced progress in their plans to combine the two companies on the basis of 0.263 of a Miramar share per one Hope Bay Gold share. In addition, drilling has commenced at the Hope Bay project in Nunavut and the permitting process begun.

"We have now signed the formal merger agreement and are proceeding towards our objective of creating a larger, more liquid gold company that owns 100% of the highly prospective Hope Bay gold project," said Tony Walsh, Miramar's President & CEO. "We see this transaction as a logical step in our drive to create shareholder value and to maximize the value of the Hope Bay project."

"The signing of the definitive agreements to combine the companies takes us towards the final step in the merger," said David Fennell, Hope Bay Gold's Chairman & CEO. "Both companies have satisfied the majority of the conditions of the transaction and all that remains to close the deal is shareholder, regulatory and court approval, which are anticipated in late May, 2002. "

Transaction Progress

Details of the proposed transaction were announced on February 18, 2002. Since that time, mutual due diligence has been completed and the formal merger agreement and ancillary agreements have been executed.

Hope Bay Gold plans to hold a shareholders meeting on May 21, 2002 to vote on the transaction and, assuming the vote is in favour, the transaction should close shortly thereafter. Miramar has received signed commitment agreements with certain shareholders and management of Hope Bay Gold who hold approximately 41% of Hope Bay Gold's shares and who have agreed to vote in favour of the transaction, subject to a right on the part of mutual fund shareholders only to withdraw their support in favour of a superior proposal.

Fairness opinions regarding the combination have been provided by Canaccord Capital Corporation on behalf of Miramar and Griffiths, McBurney & Partners on behalf of Hope Bay Gold. Both Canaccord and Griffiths, McBurney & Partners view that the transaction is fair.

Remaining Conditions

Completion of the transaction is subject to the usual terms and conditions for such a transaction including, but not limited, to the following:

1. Receipt of all required regulatory and court approvals.
2. Approval of the transaction by 66% of the shareholders of Hope Bay Gold within 60 days.
3. No material adverse changes in the financial condition of either company occurring.

In certain circumstances, such as in the event of a competing offer for Hope Bay Gold or its asset, which the board of directors of Hope Bay recommends its shareholders accept, or if less than 55% of the issued shares vote in favour of the transaction, Hope Bay Gold will be required to pay to Miramar a break fee of $1.5 million plus its costs up to a maximum of $200,000.

Hope Bay Project

Drilling has commenced at the Hope Bay project, with three core drills currently active on the Doris Hinge Zone as part of an $8 million work program approved for 2002. The drilling program contemplates approximately 100 drill holes totalling 8,900m targeting the Doris Hinge Zone, limited step out drilling to expand the Hinge Zone to the north and condemnation drilling. This drilling is designed to upgrade the Doris Hinge Zone to feasibility standards and to provide the basis for new resource estimates to be utilized in the planned feasibility study. This study would focus on the proposed development of a high grade, low risk and high return operation on the Doris Hinge Zone as contemplated in the preliminary assessment announced February 8, 2002, producing approximately 270,000 ounces of gold over a 2.1 year period at a cash cost of US$114 per ounce of gold.

Exploration Underway

The exploration component of the 2002 work program at Hope Bay is also underway. Approximately 4,000m of exploration core drilling and 2,800m of reverse circulation ("RC") drilling are planned to evaluate a number of targets with the objective of identifying areas with potential to host significant new gold deposits. Core drilling has commenced in the Omayok area of the extensive Kamik alteration trend, where alteration, folding and rock sampling indicates the potential for the discovery of a significant new gold deposit. RC drilling has commenced in the Twin Peaks area, at the north end of the Hope Bay belt, a Timiskaming unconformity-type target that may be related to an intrusive syenite stock. This is a geologic setting similar to that found in the Kirkland Lake area, a source of significant historic gold production. These and other planned drilling targets are detailed in a February 8, 2002 news release that can be found on the companies' web sites.

Permitting Commenced

A Preliminary Project Description has been submitted to the Nunavut Water Board and the Kitikmeot Inuit Association for the development of the Doris Hinge Zone. This commences the formal permitting process in Nunavut and it is anticipated this document will be forwarded to the Nunavut Impact Review Board for review shortly.

"We look forward to working with all the stakeholders in seeing this project pass through the permitting process efficiently so that we can all see the benefits of this project," said Mr. Walsh. "We plan to engage the local communities and to work with the various stakeholders to maximize the benefits to the local Inuit, maximize their involvement in the project on a cost and quality competitive basis and to minimize the environmental impact. Our preliminary discussions with these stakeholders have been encouraging."

Miramar Mining Corporation, through its wholly owned subsidiary Miramar Hope Bay Ltd., and Hope Bay Gold are in a 50-50 joint venture at Hope Bay and control virtually the entire 80km long Hope Bay Archean greenstone belt.

This and other news releases can be down loaded from Miramar's or Hope Bay Gold's websites at http://www.miramarmining.com/ or http://www.hbgold.com/, or contact us at the numbers listed below.

Forward Looking Statements

Statements relating to the completion of the contemplated transaction between Miramar and Hope Bay Gold, the operation of Miramar after completion of the transaction and possible future exploration and activities at the Hope Bay Project, including the proposed development of the Doris Hinge Zone, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, the contemplated transaction not being completed as a result of a number of factors including, without limitation, the shareholders of Hope Bay Gold not approving the transaction or required regulatory or court approvals not being obtained, the possible failure to realize anticipated synergies, expense reductions or other benefits of the transaction, changes in planned work resulting from interim results, weather, logistical, technical or other factors or unforeseen developments; the results of work not fulfilling expectations and not realizing perceived potential; uncertainties involved in the interpretation of drilling results and other tests; that additional work may not support a feasibility study; that capital and operating costs may be higher than currently estimated and may preclude commercial development; accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; uncertainties about the availability of financing as and when it is needed; the possibility of cost overruns or unanticipated expenses in the work program, and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 20-F for the year ended December 31, 2000 and Reports on Form 6-K filed with the Securities and Exchange Commission and Hope Bay Gold's Annual Information Form ("AIF") filed with the Ontario Securities Commission, the Quebec Securities Commission, and other regulatory authorities, respectively.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation and Hope Bay Gold Corporation Inc., respectively.

For further information contact:

Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

David Fennell
Chairman & CEO
Hope Bay Gold Corporation Inc.
Tel: (450) 677-2585 Fax: (450) 677-2601
Email: info@hbgold.com